EXHIBIT 11

COMPUTATION OF PER SHARE EARNINGS

	Quarter Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Diluted net (loss) income per share:
Net (loss) income to common shareholders	$(4,138,000)	$2,586,000	$(5,773,000)	$4,246,000

Average number of shares outstanding	8,417,005	8,603,450	8,507,260	8,549,057
Net effect of dilutive stock options based on treasury stock method	—	658,000	—	658,000
Total average shares	8,417,005	9,261,450	8,507,260	9,207,057

Diluted net (loss) income per share	$(0.49)	$0.28	$(0.68)	$0.46